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             PAGENET ANNOUNCES GEORGE M. PERRIN TO RETIRE FROM BOARD

Dallas, Texas (January 6, 1998) -- PageNet announced today that George M. Perrin, who founded the company in 1981, will retire as anticipated from its board of directors January 31, 1998. Mr. Perrin served as the company's chairman from January 1994 to August 1997 and president and CEO from 1981 to 1993. PageNet's board of directors consolidated the chairman, president and chief executive roles in August 1997 and named John P. Frazee, Jr., a PageNet board member since 1995, to that position.

"Through the past several years, I've expressed my intent to take an ever-decreasing role in PageNet," said Mr. Perrin. "With strong, new management in place that has a background in telecommunications, I feel confident in taking this step now."

"Through the years Mr. Perrin has built an unsurpassed nationwide wireless transmission network and a subscriber base of more than 10 million. The vision, talent and dedication necessary to create such an industry-leading organization is enormous," said Mr. Frazee. "Those of us associated with the company today are committed to taking the strategic assets which he and the employees he led have created to the next level of achievement in the fast-paced and exciting wireless arena."

Paging Network, Inc. (Nasdaq: PAGE) provides service to more than 10.2 million users in the United States and Canada through its coast-to-coast network of sales and service offices, resellers and affiliates. PageNet services include numeric and text messaging with local, regional and nationwide coverage options. Detailed information is available on the Internet at WWW.PAGENET.COM.